Exhibit 12.1

Seagate Technology Holdings and Its Predecessor
Computation of Ratio of Earnings to Fixed Charges
(In millions, except for ratio of earnings to fixed charges)

	Predecessor								Seagate Technology Holdings
	Fiscal Year Ended							July 1, 2000 to	Nov. 23 2000 to	Nov. 23 2000 to	Nine Months Ended
Historical	June 27, 1997		July 3, 1998	July 2, 1999		June 30, 2000		Nov. 22, 2000	June 29, 2001	Mar. 30, 2001	Mar. 29, 2002
Earnings:
Income (loss) before income taxes	$950		$(722)	$275		$641		$(618)	$(101)	$(106)	$403
Add back fixed charges:
Interest expense	32		51	48		52		24	54	33	61
Amortization of debt discount and debt issuance costs	—		—	—		—		—	5	3	6
Interest portion of rent expense	14		17	16		12		4	5	3	6

Adjusted earnings	$996		$(654)	$339		$705		$(590)	$(37)	$(67)	$476
Total fixed charges	$46		$68	$64		$64		$28	$64	$39	$73
Ratio of earnings to fixed charges	21.7	x		5.3	x	11.0	x				6.5	x
Deficiency of earnings to fixed charges			$(654)					$(590)	$(37)	$(67)

	Seagate Technology Holdings
Pro Forma to reflect the November 2000 transactions	Pro Forma Fiscal Year Ended June 29, 2001		Pro Forma Nine Months Ended Mar. 30, 2001
Earnings:
Income (loss) before income taxes	$265		$260
Add back fixed charges:
Interest expense	94		73
Amortization of debt discount and debt issuance cost	—		—
Interest portion of rent expense	9		6

Adjusted earnings	$368		$339
Total fixed charges	$103		$79
Pro Forma ratio of earnings to fixed charges	3.6	x	4.3	x

	Seagate Technology Holdings
Pro Forma to reflect the November 2000 transactions and the refinancing in May 2002	Pro Forma Fiscal Year Ended June 29, 2001		Nine Months Ended Mar. 29, 2002
Earnings:
Income (loss) before income taxes	$275		$415
Add back fixed charges:
Interest expense	59		36
Amortization of debt discount and debt issuance cost	3		2
Interest portion of rent expense	9		6

Adjusted earnings	$346		$459
Total fixed charges	$71		$44
Pro Forma ratio of earnings to fixed charges	4.9	x	10.4	x